File No. ______________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                            WILMINGTON TRUST COMPANY,
                         not in its individual capacity,
                              but solely as Trustee

                        (Name of foreign utility company)


                             BTM FUNDING CORPORATION

                 (Name of filing company, if filed on behalf of

                           a foreign utility company)


ITEM 1

              Foreign utility status is claimed by a grantor trust established pursuant to a Trust Agreement, dated as of September 11, 1998, between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as trustee (the "Trustee") and Bankers Commercial Corporation, a corporation organized under the laws of the State of California, BTM Funding Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts, and Manufacturers Life Insurance Company (U.S.A.), a corporation organized under the laws of the State of Michigan (each a "Beneficiary"). Bankers Commercial Corporation, BTM Capital Corporation and Manufacturers Life Insurance Company (U.S.A.) are the beneficial owners of the trust. The Trustee will act as the head lessee and sublessor of a group of hydro-electric power plants with a combined turbine capacity of approximately 104 MW net (the "Facility"), located in the Misox valley in the south of Switzerland. The Facility is owned by Misoxer Kraftwerke AG, a corporation organized under the laws of Switzerland ("MKW"), and operated by Elektrizitaets-Gesellschaft Laufenburg AG (EGL), a corporation organized under the laws of Switzerland and currently holding 68% of MKW. MKW will be the head lessor and sublessee of the Facility.

ITEM 2
              Not applicable.

EXHIBIT A
              Not applicable.

              The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                BTM FUNDING CORPORATION


                                                By: /s/ Rory Laughna
                                                   Name: Rory Laughna
                                                   Title: Senior Vice
                                                           President

Date:  September 11, 1998